FORM RW—WITHDRAWAL OF REGISTRATION STATEMENT
5301 Legacy Drive
Plano, TX 75224
March 1, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: Dr Pepper Snapple Group, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-186890)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, Dr Pepper Snapple Group, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-186890), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013.
The Company is requesting the withdrawal of the Registration Statement because it was inadvertently filed as form type “S-3” instead of form type “S-3ASR.” The Company refiled the Registration Statement on February 27, 2013 with the proper EDGAR codes to identify it as a filing on form type “S-3ASR.” The Company confirms that no securities have been sold pursuant to the Registration Statement.
The Company also requests that, in accordance with Rule 457(p) under the Securities Act of 1933, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Thank you for your assistance in this request. If you have any questions or require any further information, please contact Courtney York at Baker Botts L.L.P. at 214-953-6971or the undersigned at 972-673-7000.

DR PEPPER SNAPPLE GROUP, INC.

By:	/s/ James L. Baldwin
James L. Baldwin
Executive Vice President & General Counsel